Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 4, 2021

The following communication was made publicly available on Canadian National Railway Company’s (“CN”) website, www.cn.ca/en/.

Forward-looking statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and Kansas City Southern (“KCS”), regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words. 2021 Key Assumptions CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit range and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN assumes total RTMs in 2021 will increase in the high single-digit range versus 2020. CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel. In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Non-GAAP measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, Return on Invested Capital (ROIC) and Adjusted ROIC, Adjusted operating ratio, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, Financial Results at www.cn.ca/financial-results. This presentation also includes certain forward looking non-GAAP measures (Adjusted Diluted EPS, Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion. All amounts in this presentation are expressed in Canadian dollars, unless otherwise noted.

Additional information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It Portions of this presentation related to the proposed transaction between CN and KCS. In connection with the proposed transaction, CN has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Rewarding shareholders Consistent dividend growth and opportunistic approach to share repurchases 25 consecutive years of dividend growth Opportunistic share repurchases • Dividend has increased every year since 1995 IPO • Over $23B of share repurchases since 2000 • 16% annual growth rate in dividend per share since first dividend paid • Share repurchases paused in 2020 due to pandemic in 1996 • Normal Course Issuer Bid (NCIB) of up to 14 million common shares • 7% increase in dividend for 2021 announced in January from February 1, 2021 to January 31, 2022 (3)    • 43% adjusted dividend payout ratio in 2020 (2) • Share repurchases suspended due to pending acquisition of KCS and deleveraging plans Annual dividend payout ($ per share) Amount spent on share repurchases (in $M) (adjusted for stock splits) 46 30 . . 2 2 2,000 2,000 2,000 1,483 1,584    1,505 1,750 1,700 1,418 1,420 1,400 1,400 25 . 414 1 913 379 273 1,021 07 (3) 203 656 0 . 51 529 0 . … 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 1996 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021FH2 (1) Please see the Appendix for an explanation of this measure. (2) Please see Forward-Looking Statements at the beginning of the presentation for a summary of important risk factors. 57

CN-KCS Agreed-to combination with    Kansas City Southern Railway    creates the Premier Railway for the 21st Century

CN-KCS: Safer. Faster. Cleaner. Stronger. A fully end-to-end merger ✓ Preserve all existing gateways & create new East Coast access Enabling international single-line routes supply chains ✓ Specific supply chain benefits Kansas City Speedway: New competitive route between KC, Detroit & Chicago ✓ Significant environmental benefits Connecting Detroit Chicago North America’s Gilman industrial corridor Kansas Springfield ✓ Support across broad stakeholder network City ✓ We are committed to work with the STB to address any demonstrated concerns For additional information on the transaction and the benefits it is expected to bring to the full range of Enhance Lázaro stakeholders, visit ConnectedContinent.com. Please see Forward-Looking Statements at the beginning of the presentation for a summary of important risk factors. Cárdenas 61

Path to completion – expected second-half of 2022 2021 2022 CN-KCS CN-KCS Response to Public CN-KCS File Jointly for Comments, including 1750+ KCS Definitive KCS Special Obtain common control approval Enter into Definitive Voting Trust Letters of Support Filed with Proxy Statement Shareholder from STB and other applicable Agreement Approval the STB Filing Meeting regulatory authorities AFTER FULL EXPECTED EXPECTED MAY 21st MAY 26th JULY 6th JULY 7th AUGUST 19th STB H2 2021 H2 2022 APPROVAL PROGRESS TO DATE Following and subject to approval by KCS Voting trust terminated; shareholders, satisfaction or waiver of other CN acquires voting customary closing conditions, Mexican rights and control of KCS regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration With 1,750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will enhance route choice and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com Please see Forward-Looking Statements at the beginning of the presentation for a summary of important risk factors. 62

CN-KCS clearly and significantly enhances competition ✓ The CN-KCS combination is pro-competitive and will yield significant public benefits - We will increase customer options and keep all existing major gateways (existing options) available—We will enhance rail-to-rail competition with larger Class I’s—We are a true “end-to-end” merger with our commitment to divest the sole overlapping line resulting in zero overlap—We benefit both the global environment and local communities by converting truck traffic to rail The joint CN-KCS filing to the STB on July 6 demonstrates that our proposed voting trust satisfies the STB’s test 1. It precludes premature control of KCS during the trust period; and 2. Approval of the proposed voting trust is in the public interest and causes no harms     CN and KCS respectfully look forward to a positive response from the STB on our voting trust and are fully committed to working towards a successful closing of our transaction - Highly strategic combination that will create value for both CN and KCS shareholders Please see Forward-Looking Statements at the beginning of the presentation for a summary of important risk factors. 63